As filed with the Securities and Exchange Commission on February 13, 2002
                                              Securities Act File No. 333-70642
                                      Investment Company Act File No. 811-06692
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              __________________

                                   FORM N-14

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                        / / PRE-EFFECTIVE AMENDMENT NO.

                      /X/ POST-EFFECTIVE AMENDMENT NO. 1
                       (CHECK APPROPRIATE BOX OR BOXES)
                              __________________

                  MUNIYIELD CALIFORNIA INSURED FUND II, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              __________________

                                (609) 282-2800
                       (AREA CODE AND TELEPHONE NUMBER)
                              __________________

                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                    NUMBER, STREET, CITY, STATE, ZIP CODE)
                              __________________

                                TERRY K. GLENN
                  MUNIYIELD CALIFORNIA INSURED FUND II, INC.
             800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                              __________________

                                  Copies To:

     FRANK P. BRUNO, ESQ.                        PHILIP L. KIRSTEIN, ESQ.
SIDLEY AUSTIN BROWN & WOOD LLP                     FUND ASSET MANAGEMENT
      875 THIRD AVENUE                             800 SCUDDERS MILL ROAD
   NEW YORK, NY 10022-6225                          PLAINSBORO, NJ 08536

===============================================================================

This amendment consists of the following:

(1)   Facing Sheet of the Registration Statement.
(2)   Part C of the Registration Statement (including signature page).

         The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-70642) filed on November 9, 2001.

         This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.



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

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

         Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant's Articles of Incorporation, a form of which was previously filed as an exhibit to the Common Stock Registration Statement (defined below); Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Stock Registration Statement, provide for indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement, and (ii) Section 7 of the Purchase Agreement relating to the Registrant's AMPS, a form of which was filed as an exhibit to the AMPS Registration Statement (defined below), for provisions relating to the indemnification of the underwriter.

Item 16.  Exhibits.
1 (a) --Articles of Incorporation of the Registrant, dated June 3, 1992.(a)

  (b) --Articles Supplementary creating the Registrant's Series A AMPS and the Series B AMPS, dated November 24, 1992.(a)
  (c) --Articles Supplementary creating the Registrant's Series C AMPS, dated January 27, 1997.(a)
  (d) --Form of Articles Supplementary creating the Registrant's Series D AMPS and the Series E AMPS.(e)
2     --By-Laws of the Registrant.(a)
3     --Not Applicable.
4     --Form of Agreement and Plan of Reorganization between the Registrant and
        MuniYield California Insured Fund, Inc. (included as Exhibit I to the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement)
5 (a) --Copies of instruments defining the rights of stockholders, including the relevant



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

        portions of the Articles of Incorporation and the By-Laws of the Registrant.(b)
  (b) --Form of specimen certificate for the Common Stock of the Registrant.(a)
  (c) --Form of specimen certificate for the AMPS of the Registrant.(a)
6     --Form of Investment Advisory Agreement between the Registrant and Fund
        Asset Management, L.P.(a)
7 (a) --Form of Purchase Agreement for the Common Stock.(a)
  (b) --Form of Purchase Agreement for the AMPS.(a)
  (c) --Form of Merrill Lynch Standard Dealer Agreement.(a)
8     --Not applicable.
9     --Form of Custody Agreement between the Registrant and State Street Bank and Trust Company.(c)
10    --Not applicable.
11    --Opinion of Sidley Austin Brown & Wood LLP, counsel for the
        Registrant.(e)
12    --Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the
        Registrant.
13(a) --Form of Registrar, Transfer Agency and Service Agreement between the
        Registrant and State Street Bank and Trust Company.(a)
  (b) --Form of Auction Agent Agreement.(a)
  (c) --Form of Broker-Dealer Agreement.(a)
  (d) --Form of Letter of Representations.(a)
14(a) --Consent of Deloitte & Touche LLP, independent auditors for the
        Registrant.(e)
  (b) --Consent of Deloitte & Touche LLP, independent auditors for MuniYield California Insured Fund, Inc.(e)
15    --Not applicable.
16    --Power of Attorney.(d)


(a) Refiled on November 9, 2001, as an Exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-70642) (the "N-14 Registration Statement") pursuant to Electronic Data Gathering Analysis and Retrieval (EDGAR) requirements.

(b)   Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
      Article VII, Article VIII, Article X, Article XI, Article XII and
      Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (1)(a) to Pre-Effective Amendment No. 1 to the N-14 Registration Statement, and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and
      Article XIV of the Registrant's By-Laws filed as Exhibit 2 to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

(c) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust (File No. 33-49873), filed on October 30, 2001.

(d) Included on the signature page of the N-14 Registration Statement filed on October 1, 2001 and incorporated herein by reference.

(e) Filed as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.



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

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 13th day of February, 2002.

                        MUNIYIELD CALIFORNIA INSURED FUND II, INC.
                                  (Registrant)


                        By: /s/ DONALD C. BURKE
                            ----------------------------------------------
                           (Donald C. Burke, Vice President and Treasurer)


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                        Title                               Date
   TERRY K. GLENN*         President (Principal Executive
  (Terry K. Glenn)               Officer) and Director

                           Vice President and Treasurer
  DONALD C. BURKE*     (Principal Financial and Accounting
 (Donald C. Burke)                   Officer)

 JAMES H. BODURTHA*
(James H. Bodurtha)                 Director

 HERBERT I. LONDON*
 (Herbert I. London)                Director

 ANDRE F. PEROLD*
(Andre F. Perold)                   Director

ROBERTA COOPER RAMO*
(Roberta Cooper Ramo)               Director

*By: /s/ DONALD C. BURKE
    (Donald C. Burke, Attorney-in-Fact)                       February 13, 2002

                                 EXHIBIT INDEX

Description

12 - Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.

                   SIDLEY AUSTIN BROWN & WOOD LLP NEW YORK
                                                                     EXHIBIT 12

                       SIDLEY AUSTIN BROWN & WOOD LLP


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                                                               February 4, 2002

MuniYield California Insured Fund II, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

MuniYield California Insured Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

                     Re: Reorganization of MuniYield California Insured Fund II, Inc. and MuniYield California Insured Fund, Inc.____________________________________

Ladies and Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences of the acquisition by MuniYield California Insured Fund II, Inc. ("California Insured II"), of substantially all of the assets of, and the assumption by California Insured II of substantially all of the liabilities of, MuniYield California Insured Fund, Inc. ("California Insured"), and the simultaneous distribution of newly-issued shares of common stock, par value $.10 per share, and two newly-created series of AMPS of California Insured II (the "Reorganization"), to the stockholders of California Insured. After the Reorganization, California Insured will cease to operate, will have no assets remaining, will have final Federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under Maryland law.

     This opinion letter is furnished pursuant to (i) the sections entitled "Agreement and Plan of Reorganization - Procedure" and "Agreement and Plan of Reorganization - Terms of the Agreement and Plan of Reorganization - Amendments and Conditions" in the Joint Proxy Statement and Prospectus, dated November 9, 2001, and (ii) Sections 8(f) and 9(g) of the Agreement and Plan of Reorganization, dated as of November 8, 2001, by and between California Insured II and California Insured (the "Plan"). All terms used herein, unless otherwise defined, are used as defined in the Plan.

SIDLEY AUSTIN BROWN & WOOD LLP NEW YORK                               NEW YORK


     In rendering our opinion, we have reviewed and relied upon (a) the Plan,
(b) the Registration Statement on Form N-14 (File No. 333-70642), Pre-Effective Amendment No. 1 thereto and a copy of the Joint Proxy Statement and Prospectus and the Statement of Additional Information as filed under Rule 497 under the Securities Act of 1933, as amended (the "1933 Act")(collectively, the "N-14 Registration Statement") under the 1933 Act and the Investment Company Act of 1940, as amended, filed by California Insured II with the Securities and Exchange Commission, and (c) certain representations concerning the Reorganization made by California Insured II, dated February 4, 2002, and (d) certain representations concerning the Reorganization made by California Insured, dated February 4, 2002 (together, the "Representations").

     Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

     1. The acquisition by California Insured II of substantially all of the assets of California Insured, as described in the Plan, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and California Insured II and California Insured will each be a "party" to a reorganization within the meaning of section 368(b) of the Code.

     2. In accordance with section 361(a) of the Code, California Insured will not recognize any gain or loss either on the transfer of substantially all of its assets to California Insured II in exchange solely for shares of common stock of California Insured II ("California Insured II common stock") and shares of two series of AMPS of California Insured II ("California Insured II AMPS") or on the simultaneous distribution of California Insured II common stock and California Insured II AMPS to the stockholders of California Insured.

     3. Under section 1032 of the Code, California Insured II will recognize no gain or loss as a result of the Reorganization.

     4. In accordance with section 354(a)(1) of the Code, stockholders of California Insured will recognize no gain or loss on the exchange of their corresponding shares of California Insured solely for shares of California Insured II, except to the extent that a holder of common stock of California Insured receives cash in lieu of fractional shares of California Insured II.

     5. The basis of the assets of California Insured received by California Insured II will be the same as the basis of such assets to California Insured immediately before the Reorganization under section 362(b) of the Code.

     6. Under section 358 of the Code, the basis of the shares of California Insured II received by stockholders of California Insured will be the same as the basis of the corresponding shares of California Insured exchanged pursuant to the Reorganization.

     7. Under section 1223 of the Code, the holding period of the shares of California Insured II received in the Reorganization will include the holding period of the corresponding

SIDLEY AUSTIN BROWN & WOOD LLP NEW YORK                               NEW YORK


shares of California Insured exchanged pursuant to the Reorganization, provided that such shares were held as a capital asset on the date of the Reorganization.

     8. The holding period of the assets acquired by California Insured II from California Insured will include the period during which such assets were held by California Insured under section 1223 of the Code.

     9. The payment of cash to holders of common stock of California Insured in lieu of fractional shares of California II common stock will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by California Insured II. The cash payment will be treated as a distribution in full payment for the fractional share of California II common stock deemed redeemed under section 302(a) of the Code, with the result that such California Insured stockholder will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to such stockholder's fractional share.

     10. Pursuant to section 381(a) of the Code and section 1.381(a)-1 of the Income Tax Regulations, California Insured II will succeed to and take into account the items of California Insured described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383 and 384 of the Code and the regulations thereunder. Under section 381(b) of the Code, the tax year of California Insured will end on the date of the Reorganization.

     Our opinion represents our best legal judgment with respect to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.

     We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                             Very truly yours,

                                             /s/ Sidley Austin Brown & Wood LLP